[UP LOGO] UNION PACIFIC
                    CORPORATION                   NEWS RELEASE
                                                  Contact: 610-861-3382
                                                  Gary F. Schuster
                                                  Vice President-
                                                  Corporate Relations
                                                  Martin Tower
                                                  Eighth & Eaton Avenues
                                                  Bethlehem, PA 18018
                                             FOR IMMEDIATE RELEASE

          BETHLEHEM, PA, APRIL 29 -- In a comprehensive filing with the U.S. Surface Transportation Board (STB), Union Pacific Corporation and Southern Pacific Rail Corporation (SP) rebutted concerns raised by the Department of Justice, some shippers and certain railroads about UP's proposed merger with SP. In the filing, UP/SP show that the merger is overwhelmingly in the public interest and pro-competitive, with remarkable benefits to customers, and with unprecedented backing from shippers, government officials, labor unions and railroads.

                    "Not a single UP/SP customer will lose a choice of railroads," the filing states. "Every customer will benefit from radical improvements in route mileages, single-line service, equipment supply, service reliability, operating efficiency and cost." To ensure the pro-competitive character of the proposed UP/SP system, Union Pacific recently enhanced its original trackage rights agreement with BN/Santa Fe, resulting in a decision by the Chemical Manufacturers Association to withdraw its opposition to the merger.

                    "Our agreement with BN/Santa Fe, as recently revised, extends BN/Santa Fe's Houston-Memphis trackage rights to St. Louis, allows BN/Santa Fe to run its trains with the flow of our directional traffic in that critical corridor, and sets up a fund dedicating trackage rights fees to maintain the trackage rights lines," said Dick Davidson, Union Pacific president and chief operating offer.

                    The UP/SP filing also rebuts a Department of Justice charge that the merger would raise costs to shippers and not achieve stated public benefits. "These assumptions fly in the face of common sense," Davidson said. "If we raise our rates to shippers, we leave ourselves wide open to having the business taken away from us by BN/Santa Fe, which will have competitive trackage rights on more than 3,900 miles of the merged system.

                    "As to the public benefits, we intend to invest more than $1.3 billion in new track, facilities and equipment, with the largest expenditures in such critical states as Texas and California," Davidson stated. "By re-routing traffic over the best routes offered by the merger, we will provide the fastest and most direct service in the Western railroad business. This merger will have major public benefits, just as our prior mergers have."

                    The UP/SP evidence also rebuts another charge leveled by the Department of Justice -- that Southern Pacific is financially viable and fully capable of raising capital on its own. The filing states: "SP has lost the
          competitive race.   SP simply cannot maintain its role as
          a major Western competitor in the face of the BN/Santa Fe merger, and it will be forced to retrench if this merger is not approved." SP has indicated it is losing half a million dollars a day in cash flow and has had a negative cash flow in 15 of the last 17 years. The filing details the steps SP will have to take to cut back its business and reduce service for shippers if the merger is not approved.

                    According to the UP/SP rebuttal filing,
          divesture proposals by Conrail, Kansas City Southern and Montana Rail Link (MRL) would devastate planned service improvements, particularly between the Midwest and Texas. Shippers on the divested lines would receive inferior service, lose single-line routes, and face increased delays and costs. The proposed divestures would lead to a balkanization of rail service for thousands of rail customers, and the complete loss of service by many. The UP/SP rebuttal shows that the Conrail divestiture proposal would destroy single-line service for more than 350,000 cars of traffic per year, and cost UP/SP $924 million in annual revenues, largely from shippers who will not lose any competitive alternative as a result of the merger. MRL's proposal would destroy single-line service for 224,000 annual carloads and cost UP/SP $631 million in annual revenues.

                    "The proposed UP/SP merger has drawn more support than any other merger in history, and it continues to mount," said Davidson. "More than 1,300 customers; the governors, attorneys general and transportation agencies of 20 affected states; the principal West Coast and Gulf Coast ports; and more than 650 state legislators and local officials and agencies have thrown their support behind it."

                    Rail labor, which has opposed every merger since the Staggers Act of 1980, supports the UP/SP merger.
          Seven unions representing the majority of UP/SP union employees endorse it, recognizing as the UP/SP rebuttal indicates, that "the best prospect for secure, well-paid jobs lies in having a financially sound UP/SP system that can match BN/Santa Fe competitively." In addition, numerous railroads, including CSX, Canadian National, Utah Railway, Gateway Western, Wisconsin Central and 50 shortlines, have endorsed the merger, often citing benefits to their own operations and customers.

                    The filing declares that the merger will create a system that far transcends what either UP or SP can do today, and places them in a position to compete head-to-head with BN/Santa Fe. These wholly new railroad systems will have far lower cost and radically more efficient operating capabilities, and will be able to offer many services that neither UP, nor SP, nor BN/Santa Fe can offer now. They will bring rail competition in the West to an entirely new level, with tremendous benefits for our national economy and world trade.

                                  -042996st-

          The narrative for the UP/SP rebuttal is available via the Internet on the Union Pacific Railroad homepage.
          http://www.uprr.com/ This is entitled: UP/SP Rebuttal found under the "News" section.